



THE NATIONAL BANK of INDIANAPOLIS

2002 Annual Report

2002 Annual Report

Table of Contents

Market Summary

Shares of the common stock of the Corporation are not traded on any national or regional exchange or in the over-the-counter market. Accordingly, there is no established market for the common stock. These are occasional trades as a result of private negotiations not involving a broker or a dealer. The table below lists the high and low prices per share of which management is aware of during 2002 and 2001. There may have been other trades at other prices of which management is not aware. Management does not have knowledge of the price paid in all transactions and has not verified the accuracy of those prices that have been reported to it. Because of the lack of an established market for the common shares of the Company, these prices would not necessarily reflect the prices which the shares would trade in an active market.

	Price per Share			
Quarter	High		Low	
	2002	2001	2002	2001
First Quarter	$25.50	$24.50	$25.50	$23.00
Second Quarter	$27.75	$25.00	$27.00	$24.50
Third Quarter	$28.00	$25.50	$28.00	$25.50
Fourth Quarter	$29.00	$25.50	$28.50	$25.50

The Corporation had 674 shareholders on record as of May 15, 2003.

The Corporation has not declared or paid any cash dividends on its shares of common stock since its organization in 1993. The Corporation and the Bank anticipate that earnings will be retained to finance the Bank's growth in the immediate future. Future dividend payments by the Corporation, if any, will be dependent upon dividends paid by the Bank, which are subject to regulatory limitations, earnings, general economic conditions, financial condition, capital requirements, and other factors as may be appropriate in determining dividend policy.

Selected Financial Information

The following table sets forth certain consolidated information concerning the Corporation for the periods and dates indicated and should be read in connection with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes set forth in the Corporation's audited financial statements included elsewhere herein (in 000's), except per share data.

	Year Ended December 31				
	2002	2001	2000	1999	1998
Consolidated Operating Data:					
Interest income	$ 35,095	$ 38,801	$ 35,319	$ 26,247	$ 21,052
Interest expense	14,061	20,953	19,786	14,355	12,367
Net interest income	21,034	17,848	15,533	11,892	8,685
Provision for loan losses	1,500	1,440	1,440	1,010	680
Net income after provision for loan losses	19,534	16,408	14,093	10,882	8,005
Other income	7,475	5,923	4,278	3,363	2,041
Non-interest expense	19,452	16,821	14,002	11,198	8,168
Income before income taxes	7,557	5,510	4,369	3,047	1,878
Applicable income taxes	3,000	2,140	1,719	1,217	198
Net income	4,557	3,370	2,650	1,830	1,680
Consolidated Balance Sheet Data (at end of period):					
Total assets	$ 726,514	$ 670,697	$ 533,767	$ 429,501	$ 358,600
Total investment securities	117,485	39,049	89,379	55,660	79,707
Total loans	528,911	452,060	361,602	311,478	227,848
Allowance for loan losses	7,227	5,987	4,701	3,393	2,626
Deposits	544,343	506,125	410,434	345,008	297,914
Shareholders' equity	41,247	28,470	24,660	21,636	19,355
Weighted average shares outstanding	2,289	1,917	1,908	1,889	1,868
Per Share Data:					
Basic net income (loss) per common share (1)	$ 1.99	$ 1.76	$ 1.39	$ 0.97	$ 0.90
Cash dividends declared	0	0	0	0	0
Book value (2)	16.89	14.48	12.60	11.09	10.14
Other Statistics and Operating Data:					
Return on average assets	0.7%	0.5%	0.6%	0.5%	0.6%
Return on average equity	12.2%	12.7%	11.4%	8.9%	9.3%
Net interest margin (3)	3.2%	3.0%	3.5%	3.2%	3.0%
Average loans to average deposits	90.8%	90.8%	90.3%	83.4%	74.6%
Allowance for loan losses to loans at end of period	1.4%	1.3%	1.3%	1.1%	1.2%
Allowance for loan losses to non-performing loans	223.8%	717.0%	518.8%	881.5%	N/A
Non-performing loans to loans at end of period	0.6%	0.2%	0.3%	0.1%	0.0%
Net charge-offs to average loans	0.1%	0.0%	0.0%	0.1%	0.0%
Number of offices	8	8	7	6	5
Number of full and part-time employees	176	165	144	127	96
Number of Shareholders of Record	647	634	640	619	579
Capital Ratios:					
Average shareholders' equity to average assets	5.4%	4.3%	4.8%	5.1%	5.9%
Equity to assets	5.7%	4.2%	4.6%	5.0%	5.4%
Total risk-based capital ratio (Bank only)	10.1%	10.6%	11.1%	10.2%	9.3%

(1) Based upon weighted average shares outstanding during the period.

(2) Based on Common Stock outstanding at the end of the period.

(3) Net interest income as a percentage of average interest-earning assets.

Management's Discussion and Analysis

The following discussion and analysis of the Corporation relates to the years ended December 31, 2002, 2001 and 2000 and should be read in conjunction with the Corporation's Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The National Bank of Indianapolis Corporation (the "Corporation") was formed on January 29, 1993, for the purpose of forming a banking institution in the Indianapolis, Indiana metropolitan area. The Corporation formed "The National Bank of Indianapolis" (the "Bank") as a wholly-owned subsidiary and began banking operations in December 1993. The Bank provides a full range of deposit, credit, money management and trust services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. The Bank currently conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis, at neighborhood bank offices located at 84th Street and Ditch Road in northwestern Marion County and 82nd Street and Bash Road in northeastern Marion County, in the Chamber of Commerce Building and AUL Office Complex in downtown Indianapolis, at 49th Street and North Pennsylvania Street in northern Marion County, Carmel Drive in Hamilton County, and Smith Valley Road and S.R. 135 in Johnson County.

Management's Discussion and Analysis (continued)

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001 and Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

The Corporation's results of operations depend primarily on the level of its net interest income, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread. The Corporation had net income of $4,556,836 for the year ended December 31, 2002 compared to net income of $3,370,043 for the year ended December 31, 2001 and net income of $2,649,749 for the year ended December 31, 2000. This change is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 2001 and 2000, thereby offsetting more of the operating expenses.

The Bank experienced exceptional growth during the past three years. Total assets increased $55,817,383 or 8.3% to $726,514,473 for the year ended December 31, 2002 from $670,697,090 for the year ended December 31, 2001 and total assets increased from $533,766,826 for the year ended December 31, 2000. This growth is in part due to an increase in customers as a result of a local merger of People's Bank with Fifth/Third in 1999 – 2000 and the addition of experienced lenders to the staff.

Net Interest Income

Net interest income increased $3,185,177 or 17.8% to $21,033,723 for the year ended December 31, 2002, from $17,848,546 for the year ended December 31, 2001 and from $15,532,985 for the year ended December 31, 2000. Total interest income decreased $3,706,106 or 9.6% to $35,095,300 for the year ended December 31, 2002 from $38,801,406 for the year ended December 31, 2001 and from $35,318,668 for the year ended December 31, 2000. The decrease in interest income is due to significant interest rate decreases by the Federal Reserve in 2001. Prime rate decreased 475 basis points during 2001. Prime rate was 4.25% at December 31, 2002 compared to 4.75% at December 31, 2001 and 9.50% at December 31, 2000. Average total loans for the year ended December 31, 2002 was approximately $484,000,000 compared to approximately $403,000,000 for the year ended December 31, 2001 and approximately $331,000,000 for the year ended December 31, 2000. The increase in the average total loans was offset by the decrease in the interest rate. The loan portfolio produces the highest yield of all earning assets. The increased loan growth is the result of new clients and the addition of experienced lenders to the staff. Investment portfolio income decreased $2,471,187 or 40.2% to $3,683,093 for the year ended December 31, 2002, as compared to $6,154,280 for the year ended December 31, 2001, as compared to $5,718,341 for the year ended December 31, 2000. Interest on investment securities decreased due to a lower interest rate environment in 2002 compared to previous years. The weighted

Management's Discussion and Analysis (continued)

average rate of the investment portfolio was 2.82% for the year ended December 31, 2002 compared to 4.71% and 6.33% for the years ended December 31, 2001 and 2000, respectively. The average investment securities portfolio was approximately $131,000,000 for the years ended December 31, 2002 and December 31, 2001 compared to an average balance of approximately $90,000,000 for the year ended December 31, 2000. Interest on federal funds sold decreased $472,357 or 45.2% to $573,328 for the year ended December 31, 2002 from $1,045,685 for the year ended December 31, 2001 and from $1,355,758 for the year ended December 31, 2000. The decrease is due lower interest rates in 2002 compared to previous years. The weighted average rate was 1.64% for the year ended December 31, 2002 compared to a weighted average rate of 3.78% and 6.29% for the years ended December 31, 2001 and 2000, respectively. The average balance for federal funds sold was approximately $35,000,000 for the year ended December 31, 2002 compared to approximately $28,000,000 for the year ended December 31, 2001 and approximately $22,000,000 for the year ended December 31, 2000. Interest on reverse repurchase agreements decreased $557,320 or 69.4% to $245,442 for the year ended December 31, 2002 from $802,762 for the year ended December 31, 2001 and $0 for the year ended December 31, 2000. The decrease is the result of a decrease in the average of reverse repurchase agreements of approximately $12,000,000 to $16,000,000 for the year ended December 31, 2002 from $28,000,000 for the year ended December 31, 2001 and $0 for the year ended December 31, 2000. The decrease is also due to lower interest rates in 2002 as compared to 2001. The weighted average rate was approximately 1.58% for the year ended December 31, 2002 compared to a weighted average rate of 2.85% for the year ended December 31, 2001.

Total interest expense decreased $6,891,283 or 32.9% to $14,061,577 for the year ended December 31, 2002, from $20,952,860 for the year ended December 31, 2001 and from $19,785,683 for the year ended December 31, 2000. This decrease is due to significant decreases in interest rates in 2001 and additional decreases in 2002. During 2001, prime rate decreased 475 basis points and decreased an additional 50 basis points during 2002. Total interest bearing liabilities averaged approximately $548,000,000 for the year ended December 31, 2002 as compared to approximately $503,000,000 for the year ended December 31, 2001 and approximately $378,000,000 for the year ended December 31, 2000. The average cost of interest bearing liabilities for the year ended December 31, 2002 was approximately 2.6% as compared of 4.2% for the year ended December 31, 2001 and 5.2% for the year ended December 31, 2000. This rate decrease is due to an overall rate decrease in the market and due to the run off of higher priced deposits being replaced by lower priced deposits.

Management's Discussion and Analysis (continued)

The following table details average balances, interest income/expense and average rates/yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, 2002, 2001 and 2000 (in 000's):

	2002			2001			2000		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
Assets:									
Federal Funds	$ 34,992	$ 573	1.64%	$ 27,630	$ 1,045	3.78%	$ 21,550	$ 1,356	6.29%
Reverse Repurchase Agreements	15,548	245	1.58%	28,178	803	2.85%	-	-	-
Investments	130,832	3,683	2.82%	130,763	6,154	4.71%	90,361	5,718	6.33%
Loans (gross)	483,562	30,593	6.33%	403,365	30,799	7.64%	331,240	28,245	8.53%
Total earning assets	$ 664,934	$ 35,094	5.28%	$ 589,936	$ 38,801	6.58%	$ 443,151	$ 35,319	7.97%
Non-earning assets	44,413			42,174			37,938		
Total assets	$ 709,347			$ 632,110			$ 481,089		
Liabilities:									
Interest bearing DDA	$ 57,430	$ 574	1.00%	$ 48,646	$ 696	1.43%	$ 39,209	$ 749	1.91%
Savings	248,487	4,162	1.67%	193,111	6,694	3.47%	150,245	7,724	5.14%
CD's under $100,000	57,954	2,496	4.31%	62,361	3,625	5.81%	59,673	3,520	5.90%
CD's over $100,000	36,840	1,421	3.86%	40,177	2,326	5.79%	36,975	2,212	5.98%
Individual Retirement Accounts	10,885	492	4.52%	9,827	579	5.89%	8,628	518	6.00%
Repurchase Agreements	70,121	752	1.07%	92,603	3,156	3.41%	53,507	3,004	5.61%
FHLB Advances	48,926	2,721	5.56%	41,393	2,434	5.88%	18,699	1,143	6.11%
Long Term Debt	13,500	1,444	10.70%	13,500	1,443	10.69%	9,730	916	9.41%
Total Interest Bearing Liabilities	$ 544,143	$ 14,062	2.58%	$ 501,618	$ 20,953	4.18%	$ 376,666	$ 19,786	5.25%
Non-Interest Bearing Liabilities	116,295			88,130			71,003		
Other Liabilities	3,726			3,967			3,378		
Total Liabilities	$ 664,164			$ 593,715			$ 451,047		
Equity	45,183			38,395			30,042		
Total Liabilities & Equity	$ 709,347			$ 632,110			$ 481,089		
Interest Income		$ 35,094	5.28%		$ 38,801	6.58%		$ 35,319	7.97%
Interest Expense		14,062	2.58%		20,953	4.18%		19,786	5.25%
Net Interest Income/Spread		$ 21,032	2.69%		$ 17,848	2.40%		$ 15,533	2.72%
Contribution of Non-Interest Bearing Funds			0.47%			0.63%			0.79%
Net Interest Margin			3.16%			3.03%			3.51%

Average balances computed using daily actual balances.

Management's Discussion and Analysis (continued)

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income Changes Due to Volume and Rates (in 000's):

	Year Ended December 31								
	2002 Changes from 2001			2001 Changes from 2000			2000 Changes from 1999		
	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume
Interest earning assets:									
Federal funds sold	$ (472)	$ (593)	$ 121	$ (311)	$ (541)	$ 230	$ 169	$ 316	$ (147)
Reverse repurchase agreements	(558)	(359)	(199)	803	-	803	-	-	-
Investment securities	(2,471)	(2,473)	2	436	(1,465)	1,901	1,298	809	489
Loans	(206)	(5,280)	5,074	2,554	(2,953)	5,507	7,605	1,944	5,661
TOTAL	$ (3,707)	$ (8,704)	$ 4,997	$ 3,482	$ (4,959)	$ 8,441	$ 9,072	$ 3,069	$ 6,003
Interest bearing liabilities:									
Demand deposits	$ (122)	$ (210)	$ 88	$ (53)	$ (188)	$ 135	$ 278	$ 86	$ 192
Savings deposits	(2,532)	(3,460)	928	(1,030)	(2,516)	1,486	2,417	1,145	1,272
CDs under $100,000	(1,129)	(939)	(190)	105	(51)	156	25	309	(284)
CDs over $100,000	(905)	(776)	(129)	114	(71)	185	249	238	11
Individual retirement accounts	(87)	(135)	48	61	(10)	71	128	42	86
Repurchase agreements	(2,404)	(2,163)	(241)	152	(1,180)	1,332	1,401	430	971
FHLB Advances	287	(132)	419	1,291	(43)	1,334	336	49	287
Long term debt	1	1	-	527	124	403	597	79	518
TOTAL	$ (6,891)	$ (7,813)	$ 922	$ 1,167	$ (3,936)	$ 5,103	$ 5,431	$ 2,378	$ 3,053
Net change in Net Interest Income	$ 3,184	$ (891)	$ 4,075	$ 2,315	$ (1,023)	$ 3,338	$ 3,641	$ 691	$ 2,950

NOTE: Due to Rate Increase was calculated by taking the change in the rate times the prior year average balance.

Due to Volume Increase was calculated by taking the change in average balance times the prior year rate.

Management's Discussion and Analysis (continued)

Provision for Loan Losses

The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are principally to borrowers in central Indiana.

	Twelve months ended December 31,				
	2002	2001	2000	1999	1998
Beginning of Period	$ 5,986,965	$ 4,700,672	$ 3,392,587	$ 2,626,279	$ 1,963,040
Provision for loan losses	1,500,000	1,440,000	1,440,000	1,010,000	680,000
Losses charged to the reserve					
Commercial	207,716	102,315	139,294	225,000	24,406
Real Estate	21,800	18,772	30,168	27,452	5,079
Installment	2,052	10,766	16,052	-	-
Credit Cards	53,661	46,468	12,351	-	276
	285,229	178,321	197,865	252,452	29,761
Recoveries					
Commercial	17,024	23,868	65,281	3,760	13,000
Real Estate	-	-	-	5,000	-
Installment	266	463	266	-	-
Credit Cards	7,974	283	403	-	-
	25,264	24,614	65,950	8,760	13,000
End of Period	$ 7,227,000	$ 5,986,965	$ 4,700,672	$ 3,392,587	$ 2,626,279
Allowance as a % of Loans	1.37%	1.32%	1.30%	1.09%	1.15%

Management's Discussion and Analysis (continued)

Other Operating Income

Other operating income for the year ended December 31, 2002, increased $1,552,889 or 26.2% to $7,475,462 from $5,922,573 for the year ended December 31, 2001 and from $4,277,930 for the year ended December 31, 2000. The increase in other operating income is primarily due to an increase in service charges and fees on deposit accounts of $576,724 or 35.0% to $2,226,686 for the year ended December 31, 2002 from $1,649,962 for the year ended December 31, 2001 and from $902,147 for the year ended December 31, 2000. This increase is attributable to the increase in average demand deposit accounts of approximately $95,000,000 to approximately $427,000,000 for the year ended December 31, 2002 from approximately $332,000,000 for the year ended December 31, 2001 and an increase of approximately $71,000,000 from approximately $261,000,000 for the year ended December 31, 2000. The increase in other operating income is also attributable to an increase in trust fees of $271,168 or 13.2% to $2,323,032 for the year ended December 31, 2002 from $2,051,864 for the year ended December 31, 2001 and from $1,670,431 for the year ended December 31, 2000. The increase in trust income is attributable to a general increase in the average trust fee charged. Also, contributing to the increase in other operating income is the net gain on the sale of mortgage loans of $705,611 for the year ended December 31, 2002 compared to a net gain on the sale of mortgage loans of $435,058 for the year ended December 31, 2001. This compares to a net loss on the sale of mortgage loans of $1,008 for the year ended December 31, 2000. This is due to the ability to sell a bulk of mortgages that were generated during 2002 and 2001 as a result of lower interest rates.

In December 1998, the Bank purchased the downtown office building at 107 North Pennsylvania Street which houses its main office as well as the Corporation's main office. For the year ended December 31, 2002, building rental income increased to $480,375 from $474,298 for the year ended December 31, 2001 and decreased from $683,984 for the year ended December 31, 2000. The decrease in 2001 over 2000 was due to the Bank occupying more space in the building in 2000 than in 2001. The slight increase in 2002 over 2001 was due to new tenants in the building.

Other Operating Expenses

Other operating expenses for the year ended December 31, 2002 increased $2,631,550 or 15.6% to $19,452,070 from $16,820,520 for the year ended December 31, 2001 and increased $2,818,812 or 20.1% for the year ended December 31, 2001 from $14,001,708 for the year ended December 31, 2000. Salaries, wages and employee benefits increased $1,892,892 or 20.2% to $11,278,361 for the year ended December 31, 2002 from $9,385,469 for the year ended December 31, 2001 and increased $1,441,822 or 18.2% from the year ended December 31, 2001 from $7,943,647 for the year ended December 31, 2000. This increase is primarily due to the increase in the number of employees to 167 full time equivalents at December 31, 2002 from 153 full time equivalents at December 31, 2001 and from 138 full time equivalents at December 31, 2000. Occupancy expense

Management's Discussion and Analysis (continued)

increased $31,842 for the year ended December 31, 2002 over the same period the previous year and it increased $204,336 for the year ended December 31, 2001 over the same period the previous year primarily due to the additional expense related to the operations of the building at 107 North Pennsylvania Street and the opening of new banking offices in Carmel in September 2000 and in Greenwood in October 2001. Furniture and equipment expense increased $19,881 for the year ended December 31, 2002 over the same period the previous year and it increased $127,264 for the year ended December 31, 2001 over the same period the previous year primarily due to the additional expense associated with opening of the new banking offices offset by decreases in expenses related to fully depreciated assets at the older banking centers and main office. Professional services expense decreased $107,623 or 12.6% to $743,508 for the year ended December 31, 2002 from $851,131 for the year ended December 31, 2001 and increased $130,165 or 18.1% for the year ended December 31, 2001 from $720,966 for the year ended December 31, 2000. The decrease in 2002 was due to lower courier service costs. The increase in 2001 and 2000 was due to consulting fees incurred for the development and implementation of Private Portrait, the Bank's internet banking web site. Also contributing to the increase was accounting fees and the courier service. Data processing expenses increased $103,416 for the year ended December 31, 2002 over the same period the previous year and also increased $264,318 for the year ended December 31, 2001 over the same period the previous year primarily due to increased service bureau fees relating to increased transaction activity by the Bank and trust department. Business Development increased $73,510 for the year ended December 31, 2002 over the same period the previous year and increased $162,019 for the year ended December 31, 2001 over the same period the previous year. The increase is due to customer entertaining and public relations.

Tax (Benefit)/Expense

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense. The provision for income taxes consisted of the following:

	2002	2001	2000
Current tax expense	$3,636,852	$2,646,904	$2,262,449
Deferred tax benefit	(636,573)	(506,348)	(542,991)
	$3,000,279	$2,140,556	$1,719,458

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation.

Management's Discussion and Analysis (continued)

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$2,862,615	$2,371,437
Other	590,068	436,561
Total deferred tax assets	3,452,683	2,807,998
Deferred tax liability:		
Mortgage servicing rights	(308,995)	(293,952)
Other	(333,296)	(40,197)
Total deferred tax liabilities	(642,291)	(334,149)
Net deferred tax assets	$2,810,392	$2,473,849

Effects of Inflation

Inflation can have a significant effect on the operating results of all industries. This is especially true in industries with a high proportion of fixed assets and inventory. However, management believes that these factors are not as critical in the banking industry. Inflation does, however, have an impact on the growth of total assets and the need to maintain a proper level of equity capital.

Interest rates are significantly affected by inflation, but it is difficult to assess the impact since neither the timing nor the magnitude of the changes in the various inflation indices coincides with changes in interest rates. There is, of course, an impact on longer-term earning assets; however, this effect continues to diminish as investment maturities are shortened and interest-earning assets and interest-bearing liabilities shift from fixed rate, long-term to rate-sensitive, short-term.

Liquidity and Interest Rate Sensitivity

The Corporation must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining this position of adequate liquidity is accomplished through the management of a combination of liquid assets; those which can be converted into cash and access to additional sources of funds. Primary liquid assets of the Corporation are cash and due from banks, federal funds sold, investments held as available for sale and maturing loans. Federal funds sold represent the Corporation's primary source of immediate liquidity and were maintained at a level adequate to meet immediate needs. Federal funds sold averaged approximately $35,000,000, $28,000,000 and $22,000,000 for the twelve months ended December 31, 2002, 2001

Management's Discussion and Analysis (continued)

and 2000 respectively. Reverse repurchase agreements may serve as a source of liquidity, but are primarily used as collateral for customer balances in overnight repurchase agreements. The average balance was approximately $16,000,000 and $28,000,000 and $0 for the twelve months ended December 31, 2002, 2001 and 2000 respectively. Maturities in the Corporation's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Corporation actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 2002, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $2,113,011. At December 31, 2001, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $22,540,294.

The purpose of the Bank's Investment Committee is to manage and balance interest rate risk, to provide a readily available source of liquidity to cover deposit runoff and loan growth, and to provide a portfolio of safe, secure assets of high quality that generate a supplemental source of income in concert with the overall asset/liability policies and strategies of the Bank.

The Bank holds securities of the U.S. Government and its agencies along with asset-backed securities, collateralized mortgage obligations, municipals, and Federal Home Loan Bank and Federal Reserve Bank stock. In order to properly manage market risk, credit risk and interest rate risk, the Bank has guidelines it must follow when purchasing investments for the portfolio and adherence to these policy guidelines are reported monthly to the board of directors.

A portion of the Bank's investment securities consist of asset-backed securities (in previous years) and collateralized mortgage obligations. The Bank limits the level of these securities that can be held in the portfolio to a specified percentage of total average assets. Also, asset-backed securities collateralized by receivables other than mortgages will not have a stated final maturity greater than seven years. In addition, only credit card receivables or mortgage-related securities rated "AA" or better by Standard & Poor's or an equivalent rating by another rating agency, will be purchased.

All mortgage-related securities must pass the FFIEC stress test. This stress test determines if price volatility under a 200 basis point interest rate shock for each security exceeds a benchmark 30 year mortgage-backed security. If the security fails the test, it is considered high risk and the Bank will not purchase it. All mortgage-related securities purchased and included in the investment portfolio will be subject to the FFIEC test as of December 31 each year to determine if they have become high risk holdings. If a mortgage-related security

Management's Discussion and Analysis (continued)

becomes high risk, it will be evaluated by the Bank's Investment Committee to determine if the security should be liquidated. At December 31, 2002 and 2001 the Bank held one high risk mortgage-related security.

The Bank's investment portfolio also consists of bank-qualified municipal securities. Municipal securities purchased are limited to the first three (3) grades of the rating agencies. The grade is reviewed each December 31 to verify that the grade has not deteriorated below the first three (3) grades. The Bank may purchase non-rated general obligation municipals, but the credit strength of the municipality must be evaluated by the Bank's Credit Department. Generally, municipal securities from each issuer will be limited to $1 million, never to exceed 10% of the Bank's tier 1 capital and will not have a stated final maturity date of greater than ten (10) years.

The average yield on the Bank's investment portfolio is as follows as of December 31,

	2002	2001	2000
U.S. Treasuries	2.47%	5.41%	5.92%
U.S. Government agencies	2.85%	5.37%	6.24%
Collateralized mortgage obligations	3.31%	5.35%	6.63%
Asset-backed securities	-	-	6.11%
Municipals	7.32%	7.32%	7.10%
Other securities	2.14%	3.72%	6.42%

With the exception of securities of the U.S. Government and U.S. Government agencies and corporations, the Corporation had no other securities with a book or market value greater than 10% of shareholders' equity as of December 31, 2002, 2001 and 2000.

Management's Discussion and Analysis (continued)

The following is a summary of available-for-sale securities and held-to-maturity securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2002				
U.S. Treasury securities	$ 2,100,309	$ 13,230	$ 275	$ 2,113,264
U.S. Government agencies	79,930,066	845,676	-	80,775,742
Collateralized mortgage obligations	1,097,683	3,646	-	1,101,329
	$ 83,128,058	$ 862,552	$ 275	$ 83,990,335
December 31, 2001				
U.S. Treasury securities	$ 2,113,700	$ 12,385	$ -	$ 2,126,085
U.S. Government agencies	23,262,121	88,863	-	23,350,984
Collateralized mortgage obligations	1,775,838	3,578	11	1,779,405
	$ 27,151,659	$ 104,826	$ 11	$ 27,256,474
December 31, 2000				
U.S. Treasury securities	$ 13,988,088	$ -	$ 13,828	$ 13,974,260
U.S. Government agencies	58,695,209	37,591	25,477	58,707,323
Collateralized mortgage obligations	4,355,124	4,455	2,188	4,357,391
	$ 77,038,421	$ 42,046	$ 41,493	$ 77,038,974

	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2002				
Collateralized mortgage obligations	$ 24,333,493	$ 339,440	$ 12,644	$ 24,660,289
Municipals	5,534,243	552,233	-	6,086,476
Other securities	225,000	10,391	-	235,391
	$ 30,092,736	$ 902,064	$ 12,644	$ 30,982,156
December 31, 2001				
Collateralized mortgage obligations	$ 2,696,147	$ 6,816	$ 21,832	$ 2,681,131
Municipals	5,494,504	184,573	-	5,679,077
Other securities	200,000	1,925	1,028	200,897
	$ 8,390,651	$ 193,314	$ 22,860	$ 8,561,105
December 31, 2000				
Collateralized mortgage obligations	$ 4,351,982	$ 2,752	$ 19,048	$ 4,335,686
Municipals	5,456,729	157,334	-	5,614,063
Other securities	441,661	9,476	2,307	448,830
	$ 10,250,372	$ 169,562	$ 21,355	$ 10,398,579

As part of managing liquidity, the Corporation monitors its loan to deposit ratio on a daily basis. At December 31, 2002 the ratio was 97.2 percent and as of December 31, 2001 the ratio was 89.3 percent which is within the Corporation's acceptable range.

Management's Discussion and Analysis (continued)

The following table shows the composition of the Bank's loan portfolio as of the dates indicated (in 000's):

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF LOANS										
Commercial	$ 182,994	34.6%	$ 150,101	33.2%	$ 166,881	34.2%	$ 135,897	43.6%	$ 102,427	45.0%
Construction	21,107	4.0%	17,027	3.8%	8,733	2.4%	14,472	4.6%	5,347	2.3%
Commercial Mortgage	113,399	21.4%	82,256	18.2%	53,095	14.7%	34,726	11.1%	21,990	9.7%
Residential Mortgage	163,034	30.8%	151,874	33.6%	116,064	37.8%	109,787	35.3%	86,095	37.8%
Installment	35,934	6.8%	37,493	8.3%	2,320	6.9%	2,084	0.7%	1,607	0.7%
Credit Card	2,056	0.4%	1,811	0.4%	1,709	0.5%	1,556	0.5%	1,179	0.5%
Other	10,387	2.0%	11,498	2.5%	12,800	3.5%	12,956	4.2%	9,202	4.0%
Total - Gross	$ 528,911	100.0%	$ 452,060	100.0%	$ 361,602	100.0%	$ 311,478	100.0%	$ 227,847	100.0%
Allowance	(7,227)		(5,987)		(4,701)		(3,393)		(2,626)	
Total - Net	$ 521,684		$ 446,073		$ 356,901		$ 308,085		$ 225,221	

The following table shows the composition of the commercial loan category by industry type as of the dates indicated (in $000's):

	December 31,					
	2002		2001		2000	
Type	Amount	%	Amount	%	Amount	%
Agriculture, Foresty & Fishing	$ -	0.0%	$ -	0.0%	$ 49	0.0%
Mining	794	0.4%	2,291	1.5%	371	0.2%
Construction	13,814	7.5%	9,127	6.1%	767	0.5%
Manufacturing	12,139	6.6%	10,964	7.4%	8,085	4.8%
Wholesale Trade	21,649	11.8%	19,535	13.1%	9,241	5.5%
Retail Trade	11,372	6.2%	7,561	5.0%	12,210	7.3%
Transportation	4,544	2.5%	2,425	1.6%	1,838	1.1%
Information	1,464	0.8%	2,878	1.9%	-	0.0%
Finance & Insurance	5,275	2.9%	6,808	4.5%	41,854	25.2%
Real Estate and Rental & Leasing	29,602	16.2%	22,645	15.1%	-	0.0%
Professional, Scientific & Technical Services	22,788	12.5%	11,475	7.6%	-	0.0%
Administrative and Support, Waste Management & Remediation Services	1,254	0.7%	1,333	0.9%	104	0.1%
Educational Services	1,966	1.1%	1,893	1.3%	-	0.0%
Health Care & Social Assistance	15,932	8.7%	12,338	8.2%	-	0.0%
Arts, Entertainment & Recreation	2,835	1.5%	2,394	1.6%	-	0.0%
Accommodation & Food Services	10,385	5.7%	7,869	5.2%	-	0.0%
Other Services	27,183	14.9%	28,565	19.0%	92,362	55.3%
	$ 182,994	100.0%	$ 150,101	100.0%	$ 166,881	100.0%

Management's Discussion and Analysis (continued)

The following table shows the composition of the Bank's deposit portfolio as of the dates indicated (in 000's):

	December 31					
	2002		2001		2000	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF DEPOSITS						
Demand	$ 137,576	31.04%	$ 94,874	23.82%	$ 84,977	28.41%
MMDA/Savings	305,605	68.96%	303,375	76.18%	214,168	71.59%
Total Demand Deposits	443,181	100.00%	398,249	100.00%	299,145	100.00%
CDs < $100,000	53,872	53.25%	61,724	57.22%	62,076	55.78%
CDs > $100,000	35,988	35.57%	35,755	33.14%	39,873	35.83%
Individual Retirement Accounts	11,302	11.17%	10,397	9.64%	9,340	8.39%
Total Certificates of Deposit	101,162	100.00%	107,876	100.00%	111,289	100.00%
Total Deposits	$ 544,343		$ 506,125		$ 410,434	

The Corporation experienced an increase in cash and cash equivalents, its primary source of liquidity, of $11,045,188 during 2002. During 2001, it experienced a decrease of $21,792,118. The primary financing activity for 2002 was deposit growth which provided net cash of $38,217,157 and security repurchase agreements which provided net cash of $5,922,142. The primary financing activity for 2001 was deposit growth which provided net cash of $95,691,810 and security repurchase agreements which provided net cash of $10,890,378. Lending used $77,110,879 during 2002 and $90,612,302 during 2001. The Corporation's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Corporation's liquidity position.

Management's Discussion and Analysis (continued)

The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Corporation as of December 31, 2002, based on certain assumptions. Prepayment rate assumptions have been made for the residential loans secured by real estate portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates.

	0 - 180 days	181 - 365 days	1 - 2 years	2 - 3 years	3 - 5 years	5 + years	Non-interest Earning	Total
Interest Earning Assets:								
Fed Funds/ Overnight Time	$ 27,627,463							$ 27,627,463
Reverse repurchase agreements	5,000,000							5,000,000
Investments	41,497,870	19,577,404	47,273,556	50,000	75,000	9,010,741		117,484,571
Loans								
Commercial & Industrial								
Fixed	16,647,875	10,928,704	14,423,189	11,397,262	9,660,366	5,124,307	2,574,795	70,756,498
Variable	112,237,492							112,237,492
Commercial Loans Secured by Real Estate								
Fixed	28,143,530	9,456,660	16,986,350	18,717,720	21,920,184	15,447,106	-	110,671,550
Variable	2,727,054							2,727,054
Residential Loans Secured by Real Estate								
Fixed	1,556,126	1,556,127	3,112,479	3,110,657	6,221,312	17,106,473		32,663,174
Variable	108,054,954	6,814,962	6,942,041	11,248,558	17,763,609	-	653,720	151,477,844
Other								
Fixed	742,529	649,596	1,132,030	856,965	1,334,130	3,233	662,918	5,381,401
Variable	32,608,440	10,387,764	-	-	-	-	-	42,996,204
Total Interest Earning Assets	$ 376,843,333	$ 59,371,217	$ 89,869,645	$ 45,381,162	$ 56,974,601	$ 46,691,860	$ 3,891,433	$ 679,023,251
Non-Interest Earning Assets							47,491,222	47,491,222
Total Assets	$ 376,843,333	$ 59,371,217	$ 89,869,645	$ 45,381,162	$ 56,974,601	$ 46,691,860	$ 51,382,655	$ 726,514,473
Interest Bearing Liabilities:								
Demand Deposits	$ 176,607						$ 137,399,325	$ 137,575,932
Interest Bearing Demand	66,814,924							66,814,924
Savings Deposits							7,293,381	7,293,381
Money Market Accounts	231,496,828							231,496,828
Certificate of Deposits	24,478,460	10,710,978	13,894,220	6,952,406	5,168,878	3,145,348		64,350,290
Jumbo CDs	19,118,842	5,257,148	7,422,085	1,980,136	2,828,685	204,269		36,811,165
Repurchase Agreements	74,273,774							74,273,774
FHLB Advances		6,000,000	10,000,000	8,000,000	21,000,000	3,000,000		48,000,000
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated *debentures of the parent company*						13,500,000		13,500,000
Total Interest Bearing Liabilities	$ 416,359,435	$ 21,968,126	$ 31,316,305	$ 16,932,542	$ 28,997,563	$ 19,849,617	$ 144,692,706	$ 680,116,294
Non-Interest Bearing Liabilities							5,151,028	5,151,028
Equity							41,247,151	41,247,151
Total Liabilities & Shareholders' Equity	$ 416,359,435	$ 21,968,126	$ 31,316,305	$ 16,932,542	$ 28,997,563	$ 19,849,617	$ 191,090,885	$ 726,514,473
Interest Sensitivity Gap per Period	$ (39,516,102)	$ 37,403,091	$ 58,553,340	$ 28,448,620	$ 27,977,038	$ 26,842,243	$ (139,708,230)	
Cumulative Interest Sensitivity Gap	$ (39,516,102)	$ (2,113,011)	$ 56,440,329	$ 84,888,949	$ 112,865,987	$ 139,708,230	$ -	
Interest Sensitivity Gap as a Percentage of Earning Assets	-5.82%	5.51%	8.62%	4.19%	4.12%	3.95%	-20.57%	
Cumulative Sensitivity Gap as a Percentage of Earning Assets	-5.82%	-0.31%	8.31%	12.50%	16.62%	20.57%	0.00%	

Management's Discussion and Analysis (continued)

Critical Accounting Policy

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The Corporation collectively evaluates consumer loans and loans secured by real estate for impairment as homogeneous loan groups.

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

The allowance for loan losses is allocated to each loan category based on the Bank's peer median charge off percentages by loan category added to actual reserves maintained for non-performing or specifically identified loans needing a reserve. Any remaining allowance is then allocated back to each loan category based on that category's percentage of the total loan portfolio. Although the loan loss reserve is allocated by loan category, the entire allowance is available to cover any loan loss that may occur.

The following table shows the dollar amount of the allowance for loan losses using management's estimate by loan category (in $000's):

Loan Loss Reserve Allocation

	December 31,				
	2002	2001	2000	1999	1998
Commercial	$ 5,173	$ 4,792	$ 3,246	$ 1,452	$ 1,209
Construction	82	21	49	142	59
Commercial Mortgage	437	104	297	342	250
Residential Mortgage	906	499	779	1,088	975
Installment	156	72	43	22	18
Credit Card	61	55	70	15	13
Other	412	444	217	132	102
Year 2000	-	-	-	200	-
	$ 7,227	$ 5,987	$ 4,701	$ 3,393	$ 2,626

Management's Discussion and Analysis (continued)

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deterioration in economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the provision for loan losses.

The following table presents a summary of non-performing assets as of December 31, ($000):

	2002		2001		2000		1999		1998	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-Accrual Loans										
Commercial	$ 1,605	49.7%	$ 335	40.1%	$ 595	65.7%	$ 272	70.6%	$ -	0.0%
Construction	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Commercial Mortgage	-	0.0%	184	22.0%	-	0.0%	-	0.0%	-	0.0%
Residential Mortgage	1,624	50.3%	303	36.3%	288	31.8%	86	22.3%	-	0.0%
Installment	-	0.0%	13	1.6%	23	2.5%	27	7.0%	-	0.0%
Credit Card	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Total	$ 3,229	100.0%	$ 835	100.0%	$ 906	100.0%	$ 385	100.0%	$ -	0.0%
Loans 90 Days Past Due - Still Accruing	$ 9		$ 5		$ -		$ -		$ -	
Restructured due to troubled conditions of the borrower	$ 2,902		$ -		$ -		$ -		$ -	

Management's Discussion and Analysis (continued)

The following table summarizes the Corporation's non-performing loans.

	2002	2001	2000	1999	1998
Loan Type					
Commercial					
# of loans	11	7	11	2	1
Interest income recognized	$ 111,591	$ 9,534	$ 55,432	$ 43,771	$ -
Additional interest income if loan had been accruing	$ 54,952	$ 25,191	$ 65,435	$ 1,897	$ 2,041
Installment					
# of loans	-	1	3	1	-
Interest income recognized	$ -	$ -	$ 1,760	$ 1,615	$ -
Additional interest income if loan had been accruing	$ -	$ 1,545	$ 2,176	$ 1,921	$ -
Residential mortgage loans					
# of loans	12	6	5	1	1
Interest income recognized	$ 18,650	$ 1,925	$ 7,095	$ 4,563	$ -
Additional interest income if loan had been accruing	$ 34,598	$ 24,785	$ 16,454	$ 1,483	$ 1,327
Credit cards					
# of loans	-	-	4	-	-
Interest income recognized	$ -	$ -	$ 167	$ -	$ -
Additional interest income if loan had been accruing	$ -	$ -	$ 1,821	$ -	$ -
Restructured loans	$ 2,901,600	$ -	$ -	$ -	$ -

Management's Discussion and Analysis (continued)

Capital Resources

The Corporation's only source of capital since commencing operations has been from issuance of common stock, results of operations, issuance of long term debt to a non-affiliated third party, and the issuance of company obligated mandatorily redeemable preferred capital securities.

The Corporation maintains a Revolving Credit Agreement with Harris Trust and Savings Bank in the amount of $5,000,000, of which none has been drawn, that will mature September 28, 2003.

In September 2000, the Trust, which is wholly owned by the Corporation, issued $13,500,000 of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and the proceeds from the issuance of the common securities of $418,000 were used by the Trust to purchase from the Corporation $13,918,000 Fixed Rate Junior Subordinated Debentures. The capital securities mature September 7, 2030, and have a fixed interest rate of 10.60%. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes.

The Bank has incurred indebtedness pursuant to FHLB advances as follows:

Amount	Rate	Maturity
$ 6,000,000	5.66%	09/04/2003
5,000,000	5.39%	02/26/2004
5,000,000	5.15%	04/23/2004
5,000,000	5.14%	08/01/2005
3,000,000	5.39%	10/03/2005
5,000,000	5.43%	03/16/2006
5,000,000	5.32%	05/08/2006
8,000,000	4.19%	07/24/2007
3,000,000	5.57%	08/13/2007
3,000,000	5.55%	10/02/2008
$48,000,000		

The Bank may add indebtedness of this nature in the future if determined to be in the best interest of the Bank.

Management's Discussion and Analysis (continued)

Capital for the Bank is above well-capitalized regulatory requirements at December 31, 2002. Pertinent capital ratios for the Bank as of December 31, 2002 are as follows:

	Actual	Well Capitalized	Adequately Capitalized
Tier 1 risk-based capital ratio	8.9%	6.0%	4.0%
Total risk-based capital ratio	10.1%	10.0%	8.0%
Leverage ratio	6.6%	5.0%	4.0%

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2002 by the Bank to the Corporation, but a dividend of $650,000 was declared and made during 2002. No dividends were declared, or loans made, during 2001 by the Bank to the Corporation.

Quantitative and Qualitative Disclosures about Market Risk

This section, Quantitative and Qualitative Disclosures about Market Risk, contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements involve significant risks and uncertainties including changes in general economic and financial market conditions, the Corporation's ability to execute its business plans. Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Market risk is the risk of loss due to adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate exposure.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates earned by assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income. The Corporation attempts to maintain a relatively neutral gap between earning assets and liabilities at various time intervals to minimize the effects of interest rate risk. The Corporation also performs a 200 basis point upward and downward interest rate shock and makes sure that there is not an adverse impact on its annual net interest income.

Management's Discussion and Analysis (continued)

The following table shows the impact of a 200 basis point upward shock on the Corporation's Gap Report as of December 31, 2002 (in $000's):

Current	Under 1 Year	Cost/Revenue Over 1 Year	Total
Assets	$19,952	$14,899	$34,851
Liabilities / Equity	6,802	3,965	10,767
Net Interest Income	$ 13,150	$10,934	$24,084

Shock Calculation	Under 1 Year	Cost/Revenue Over 1 Year	Total
Assets	$26,710	$14,966	$41,676
Liabilities / Equity	12,261	3,965	16,226
Net Interest Income	$14,449	$11,001	$25,450

Summary:

Net interest income - current	$24,084
Net interest income - shocked	25,450
Change $	$ 1,366
Change %	5.37%

Management's Discussion and Analysis (continued)

The following table shows the impact of a 200 basis point downward shock on the Corporation's Gap Report as of December 31, 2002 (in $000's):

Current	Under 1 Year	Cost/Revenue Over 1 Year	Total
Assets	$19,952	$14,899	$34,851
Liabilities / Equity	6,802	3,965	10,767
Net Interest Income	$ 13,150	$10,934	$24,084

Shock Calculation	Under 1 Year	Cost/Revenue Over 1 Year	Total
Assets	$16,887	$13,642	$30,529
Liabilities / Equity	4,268	3,965	8,233
Net Interest Income	$ 12,619	$ 9,677	$22,296

Summary:

Net interest income - current	$24,084
Net interest income - shocked	22,296
Change $	$ (1,788)
Change %	-8.02%

Report of Independent Auditors

Board of Directors
The National Bank of Indianapolis Corporation

We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The National Bank of Indianapolis Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Indianapolis, Indiana
January 24, 2003

The National Bank of Indianapolis Corporation

Consolidated Balance Sheets

	December 31	
	2002	**2001**
Assets		
Cash and due from banks	**$ 45,889,548**	$ 34,844,360
Reverse repurchase agreement:	**5,000,000**	120,000,000
Federal funds solc	**18,177,463**	14,254,204
Available-for-sale securities	**83,990,335**	27,256,474
Held-to-maturity securitie:	**30,092,736**	8,390,651
Total investment securitie:	**114,083,071**	35,647,125
Loans	**528,911,217**	452,060,303
Less: Allowance for loan losses	**(7,227,000)**	(5,986,965)
Net loans	**521,684,217**	446,073,338
Premises and equipment	**9,248,290**	9,257,236
Accrued interest receivabl€	**3,974,258**	2,826,831
Stock in federal bank:	**3,401,500**	3,401,500
Other assets	**5,056,126**	4,392,496
Total assets	**$ 726,514,473**	$ 670,697,090
Liabilities and shareholders' equity		
Deposits:		
Noninterest-bearing demand deposit	**$ 137,575,932**	$ 94,874,420
Money market and saving deposit	**305,605,133**	303,375,408
Time deposits over $100,000	**36,811,165**	36,886,744
Other time deposit:	**64,350,290**	70,988,791
Total deposit:	**544,342,520**	506,125,363
Security repurchase agreement:	**74,273,774**	68,351,632
FHLB advances	**48,000,000**	50,000,000
Company obligated mandatorily redeemable preferre capital securities of subsidiary trust holding solel the junior subordinated debentures of the parent compan	**13,500,000**	13,500,000
Other liabilities	**5,151,028**	4,250,093
Total liabilities	**685,267,322**	642,227,088
Shareholders' equity:		
Common stock, no par value:		
Authorized shares; 2002 and 2001- 3,000,00C		
Issued and outstanding shares; 2002-2,442,324; 2001-1,965,944	**26,862,276**	20,883,428
Unearned compensatioı	**(1,218,746)**	(439,790)
Additional paid in capita	**2,562,990**	-
Retained earning:	**12,519,902**	7,963,066
Accumulated other comprehensive incom	**520,729**	63,298
Total shareholders' equity	**41,247,151**	28,470,002
Total liabilities and shareholders' equity	**$ 726,514,473**	$ 670,697,090

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Income

	Years ended December 31		
	2002	2001	2000
Interest income:			
Interest and fees on loans	$ 30,593,437	$ 30,798,679	$ 28,244,569
Interest on investment securities	3,683,093	6,154,280	5,718,341
Interest on federal funds sold	573,328	1,045,685	1,355,758
Interest on reverse repurchase agreement	245,442	802,762	-
Total interest income	35,095,300	38,801,406	35,318,668
Interest expense:			
Interest on deposits	9,144,476	13,919,427	14,723,423
Interest on repurchase agreements	752,464	3,156,276	3,003,715
Interest on FHLB advances	2,720,963	2,434,022	1,142,990
Interest on long-term debt	1,443,674	1,443,135	915,555
Total interest expense	14,061,577	20,952,860	19,785,683
Net interest income	21,033,723	17,848,546	15,532,985
Provision for loan losses	1,500,000	1,440,000	1,440,000
Net interest income after provision for loan losses	19,533,723	16,408,546	14,092,985
Other operating income			
Trust fees and commissions	2,323,032	2,051,864	1,670,431
Service charges and fees on deposit account	2,226,686	1,649,962	902,147
Building rental income	480,375	474,298	683,984
Net gain (loss) on sale of mortgage loans	705,611	435,058	(1,008)
Interchange income	526,067	467,278	399,126
Other income	1,213,691	844,113	623,250
Total other operating income	7,475,462	5,922,573	4,277,930
Other operating expenses:			
Salaries, wages, and employee benefits	11,278,361	9,385,469	7,943,647
Occupancy expense	1,450,186	1,418,344	1,214,008
Furniture and equipment expense	895,505	875,624	748,360
Professional services	743,508	851,131	720,966
Data processing	1,288,961	1,185,545	921,227
Business development	735,212	661,702	499,683
Other expenses	3,060,337	2,442,705	1,953,817
Total other operating expenses	19,452,070	16,820,520	14,001,708
Net income before tax	7,557,115	5,510,599	4,369,207
Federal and state income tax	3,000,279	2,140,556	1,719,458
Net income after tax	$ 4,556,836	$ 3,370,043	$ 2,649,749
Basic earnings per share	$1.99	$1.76	$1.39
Diluted earnings per share	$1.88	$1.55	$1.24

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Shareholders' Equity

	Common Stock	Unearned Compensation	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1999	$ 20,534,340	$ (817,014)	-	$ 1,943,274	$ (24,756)	$ 21,635,844
Comprehensive income:						
Net income	-	-	-	2,649,749	-	2,649,749
Other comprehensive income						
Net unrealized gain on investments, net of tax of $219	-	-	-	-	25,090	25,090
Total comprehensive income						2,674,839
Issuance of stock (8,791 shares)	176,820	(81,000)	-	-	-	95,820
Repurchase of stock (2,000 shares)	(46,000)	-	-	-	-	(46,000)
Compensation earned	-	299,303	-	-	-	299,303
Balance at December 31, 2000	20,665,160	(598,711)	-	4,593,023	334	24,659,806
Comprehensive income:						
Net income	-	-	-	3,370,043	-	3,370,043
Other comprehensive income						
Net unrealized gain on investments, net of tax of $41,298	-	-	-	-	62,964	62,964
Total comprehensive income						3,433,007
Issuance of stock (10,782 shares)	262,818	(47,422)	-	-	-	215,396
Repurchase of stock (1,800 shares)	(44,550)	-	-	-	-	(44,550)
Compensation earned	-	206,343	-	-	-	206,343
Balance at December 31, 2001	20,883,428	(439,790)	-	7,963,066	63,298	28,470,002
Comprehensive income:						
Net income	-	-	-	4,556,836	-	4,556,836
Other comprehensive income						
Net unrealized gain on investments, net of tax of $300,031	-	-	-	-	457,431	457,431
Total comprehensive income						5,014,267
Income tax benefit from exercise of warrants & options	-	-	2,562,990	-	-	2,562,990
Issuance of stock (477,479 shares)	6,009,648	(1,061,450)	-	-	-	4,948,198
Repurchase of stock (1,100 shares)	(30,800)	-	-	-	-	(30,800)
Compensation earned	-	282,494	-	-	-	282,494
Balance at December 31, 2002	$ 26,862,276	$ (1,218,746)	$ 2,562,990	$ 12,519,902	$ 520,729	$ 41,247,151

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Cash Flows

	Years ended December 31		
	2002	**2001**	**2000**
Operating activities			
Net income	$ **4,556,836**	$ 3,370,043	$ 2,649,749
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	**1,500,000**	1,440,000	1,440,000
Depreciation and amortization	**1,056,034**	1,070,855	935,882
Income tax benefit from exercise of warrants & option	**2,562,990**	-	-
Stock compensation	**109,918**	110,000	-
Net accretion of investments	**1,151,094**	(1,652,102)	(1,349,135)
Unearned compensation amortization	**282,494**	206,343	299,303
(Increase) decrease in:			
Accrued interest receivable	**(1,147,427)**	616,672	(147,493)
Other assets	**(963,659)**	(802,469)	(1,224,827)
Increase in:			
Other liabilities	**900,935**	537,880	1,049,731
Net cash provided by operating activities	**10,009,215**	4,897,222	3,653,210
Investing activities			
Net change in federal funds sold	**(3,923,259)**	1,279,249	1,768,851
Net change in reverse repurchase agreements	**115,000,000**	(120,000,000)	-
Proceeds from maturities of investment securities held to maturity	**1,797,727**	3,954,061	2,953,285
Proceeds from maturities of investment securities available for sale	**62,376,100**	175,020,797	191,818,216
Proceeds from sales of investment securities available for sal	**9,998,502**	-	-
Purchases of investment securities held to maturity	**(23,796,563)**	(3,363,863)	(5,765,926)
Purchases of investment securities available for sale	**(129,205,346)**	(123,524,709)	(221,333,698)
Net increase in loans	**(77,110,879)**	(90,612,302)	(50,255,788)
Purchases of premises and equipment	**(1,047,088)**	(2,085,607)	(1,252,697)
Net cash used by investing activities	**(45,910,806)**	(159,332,374)	(82,067,757)
Financing activities			
Net increase in deposits	**38,217,157**	95,691,810	65,425,432
Net change in security repurchase agreements	**5,922,142**	10,890,378	17,266,237
Net change in FHLB advances	**(2,000,000)**	26,000,000	10,000,000
Proceeds from issuance of long-term debt	-	-	1,500,000
Repayment of long-term debt	-	-	(7,500,000)
Proceeds from issuance of capital securities	-	-	13,500,000
Repurchase of stock	**(30,800)**	(44,550)	(46,000)
Proceeds from issuance of stock	**4,838,280**	105,396	95,820
Net cash provided by financing activities	**46,946,779**	132,643,034	100,241,489
Increase (decrease) in cash and cash equivalents	**11,045,188**	(21,792,118)	21,826,942
Cash and cash equivalents at beginning of year	**34,844,360**	56,636,478	34,809,536
Cash and cash equivalents at end of year	$ **45,889,548**	$ 34,844,360	$ 56,636,478
Interest paid	$ **14,144,085**	$ 21,217,998	$ 18,917,557
Income taxes paid	$ **405,325**	$ 2,700,277	$ 2,209,100

See accompanying notes.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements

December 31, 2002

1. Organization and Accounting Policies

Organization

The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the State of Indiana on January 29, 1993. The Corporation subsequently formed a de novo national bank, The National Bank of Indianapolis (the Bank), and a statutory trust, NBIN Statutory Trust I (the Trust). The Bank is a wholly owned subsidiary and commenced operations in December, 1993. The Trust was formed in September, 2000 as part of the issuance of capital securities. The Corporation and the Bank engage in a wide range of commercial, personal banking, and trust activities primarily in Central Indiana.

The consolidated financial statements include the accounts of the Corporation, the Bank, and the Trust with intercompany balances and transactions eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment Securities

Investments in debt securities are classified as held-to-maturity or available-for-sale. Management determines the appropriate classification of the securities at the time of purchase.

Debt securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

1. Organization and Accounting Policies (continued)

Investment Securities (continued)

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments and is computed using a method which approximates the level-yield method. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method.

Loans

Interest income on commercial, mortgage and certain installment loans is accrued on the principal amount of such loans outstanding. Loans are placed on nonaccrual status when significant doubt exists as to the collectibility of principal or interest.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate, or the fair value of the collateral for certain collateral dependent loans. The Corporation collectively evaluates consumer loans and loans secured by real estate for impairment as homogeneous loan groups.

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

1. Organization and Accounting Policies (continued)

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives or, for leasehold improvements, the remaining lease term.

Comprehensive Income

Comprehensive income is defined as net income plus other comprehensive income, which, under existing accounting standards includes unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income is reported by the Corporation in the consolidated statements of shareholders' equity.

Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common shareholders by the weighted average numbers of shares of common shares outstanding for the period. Diluted earnings per share is computed by dividing an adjusted net income by the sum of the weighted average number of shares and the potentially dilutive shares that could be issued through stock award programs or convertible securities.

Fair Values of Financial Instruments

The fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment concerning several factors, especially in the absence of broad markets for particular items.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

1. Organization and Accounting Policies (continued)

Stock Based Compensation

Effective January 1, 2001, the Corporation compensates directors with cash and stock. To employees, and to directors through December 31, 2000, the Corporation grants stock options for a fixed number of shares with an exercise price which approximates the fair value of shares at the date of grant. As discussed further in Note 9.,expense for director and employee compensation under stock option plans is based on Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25), with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard Board (FASB) Statement No. 123 "Accounting for Stock Based Compensation", as amended by FASB Statement No. 148, were used for stock-based compensation.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over their vesting periods. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement No. 123 to stock-based compensation.

	2002	2001	2000
Net income, as reported	**$ 4,556,836**	$ 3,370,043	$ 2,649,749
Add: stock-based compensation expense, net of related taxes	**170,598**	124,610	180,749
Less: total stock-based compensation expense determined under fair-value-based method, net of taxes	**(529,881)**	(253,831)	(387,740)
Pro forma net income	**$ 4,197,553**	$3,240,822	$2,442,758
Earnings per share:			
Basic, as reported	**$ 1.99**	$ 1.76	$ 1.39
Basic, pro forma	**$ 1.83**	$ 1.69	$ 1.28
Diluted, as reported	**$ 1.88**	$ 1.55	$ 1.24
Diluted, pro forma	**$ 1.73**	$ 1.49	$ 1.14

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

1. Organization and Accounting Policies (continued)

Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Restrictions on Cash and Due From Bank Accounts

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve was approximately $25,000 at December 31, 2002 and 2001.

3. Investment Securities

The following is a summary of available-for-sale securities and held-to-maturity securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2002				
U.S. Treasury securities	**$ 2,100,309**	**$ 13,230**	**$ 275**	**$ 2,113,264**
U.S. Government agencies	**79,930,066**	**845,676**	**-**	**80,775,742**
Collateralized mortgage obligations	**1,097,683**	**3,646**	**-**	**1,101,329**
	$ 83,128,058	**$ 862,552**	**$ 275**	**$83,990,335**
December 31, 2001				
U.S. Treasury securities	$ 2,113,700	$ 12,385	$ -	$ 2,126,085
U.S. Government agencies	23,262,121	88,863	-	23,350,984
Collateralized mortgage obligations	1,775,838	3,578	$ 11	1,779,405
	$ 27,151,659	$ 104,826	$ 11	$27,256,474

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

3. Investment Securities (continued)

	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2002				
Collateralized mortgage obligations	**$ 24,333,493**	**$ 339,440**	**$ 12,644**	**$24,660,289**
Municipals	**5,534,243**	**552,233**	**-**	**6,086,476**
Other securities	**225,000**	**10,391**	**-**	**235,391**
	$ 30,092,736	**$ 902,064**	**$ 12,644**	**$30,982,156**
December 31, 2001				
Collateralized mortgage obligations	$ 2,696,147	$ 6,816	$ 21,832	$ 2,681,131
Municipals	5,494,504	184,573	-	5,679,077
Other securities	200,000	1,925	1,028	200,897
	$ 8,390,651	$ 193,314	$ 22,860	$ 8,561,105

Investment securities with a carrying value of approximately $71,000,000 and $2,100,000 at December 31, 2002 and 2001, respectively were pledged as collateral for bankruptcy accounts to the U.S. Department of Justice, Treasury Tax and Loan, and securities sold under agreements to repurchase.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

3. Investment Securities (continued)

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Estimated Fair Value
Available-for-Sale		
Due in one year or less	$46,938,336	$47,223,221
Due after one year through five years	35,092,039	35,665,785
Collateralized mortgage obligations	1,097,683	1,101,329
	$83,128,058	$83,990,335
Held-to-Maturity		
Due after one year through five years	$ 150,000	$ 156,605
Due after five years through ten years	5,609,243	6,165,262
Collateralized mortgage obligations	24,333,493	24,660,289
	$30,092,736	$30,982,156

4. Loans and Allowance for Loan Losses

Loans consist of the following at December 31:

	2002	2001
Residential loans secured by real estate	$184,141,018	$168,900,807
Commercial loans secured by real estate	113,398,604	82,255,861
Other commercial and industrial loans	182,993,990	150,101,133
Loans to individuals for household, family, and other consumer expenditures	48,377,605	50,802,502
Total loans	$528,911,217	$452,060,303

Activity in the allowance for loan losses was as follows:

	2002	2001	2000
Beginning balance	$5,986,965	$4,700,672	$3,392,587
Loans charged off (net)	(259,965)	(153,707)	(131,915)
Provision for loan losses	1,500,000	1,440,000	1,440,000
Ending balance	$7,227,000	$5,986,965	$4,700,672

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

6. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $80,021,212 and $69,216,879 at December 31, 2002 and 2001, respectively.

The balance of capitalized servicing rights, net of valuation allowances, included in other assets at December 31, 2002 and 2001, was $780,093 and $742,115, respectively. The valuation allowance related to these rights were $261,174 and $0, respectively.

7. Deposits

At December 31, 2002 the stated maturities of time deposits are as follows:

	Less than $100,000	Greater Than $100,000
Mature in three months or less	**$16,033,990**	**$13,132,946**
Mature after three months through six months	**8,444,470**	**5,985,896**
Mature after six months through twelve months	**10,710,978**	**5,257,148**
Mature in 2002	**13,894,220**	**7,422,085**
Mature in 2003	**6,952,406**	**1,980,136**
Thereafter	**8,314,226**	**3,032,954**
	$64,350,290	**$36,811,165**

8. Other Borrowings

Security repurchase agreements are short-term borrowings that generally mature within one to three days from the transaction date. At December 31, 2002 and 2001 the weighted average interest rate on these borrowings was 1.08% and 3.43%, respectively.

All of the FHLB advances have a fixed interest rate and require monthly interest payments. The principal balances for each of the advances is due at maturity. The advances are collateralized by a pledge covering certain of the Corporation's mortgage loans.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

4. Loans and Allowance for Loan Losses (continued)

At December 31, 2002 twenty three loans with a combined balance of $3,229,000 were considered to be impaired. At December 31, 2001 thirteen loans with a combined balance of $835,000 were considered to be impaired. The average combined balance of impaired loans during 2002 and 2001 was $1,864,000 and $973,000, respectively.

Loans are principally to borrowers in the Central Indiana area.

5. Premises and Equipment

Premises and equipment consist of the following at December 31:

	2002	2001
Land and improvements	**$ 2,270,444**	$2,270,444
Building and improvements	**5,027,631**	4,242,697
Construction in progress	**244,564**	489,649
Leasehold improvements	**1,611,134**	1,562,388
Furniture and equipment	**5,993,658**	5,535,165
	15,147,431	14,100,343
Less accumulated depreciation and amortization	**(5,899,141)**	(4,843,107)
Net premises and equipment	**$9,248,290**	$9,257,236

Certain Corporation facilities and equipment are leased under various operating leases. Rental expense under these leases was $245,629, $240,913, and $175,435 for 2002, 2001, and 2000, respectively.

Future minimum rental commitments under noncancelable leases are:

2003	$ 242,373
2004	224,224
2005	212,744
2006	157,469
2007	136,003
Thereafter	231,347
	$1,204,160

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

8. Other Borrowings (continued)

A schedule of the FHLB advances as of December 31, 2002 is as follows:

Amount	Rate	Maturity
$ 6,000,000	5.66%	09/04/2003
5,000,000	5.39%	02/26/2004
5,000,000	5.15%	04/23/2004
5,000,000	5.14%	08/01/2005
3,000,000	5.39%	10/03/2005
5,000,000	5.43%	03/16/2006
5,000,000	5.32%	05/08/2006
8,000,000	4.19%	07/24/2007
3,000,000	5.57%	08/13/2007
3,000,000	5.55%	10/02/2008
$ 48,000,000		

The Corporation has a $5,000,000 Revolving Credit Agreement with Harris Trust and Savings Bank maturing September 28, 2003. At December 31, 2002 and 2001, $0 was outstanding, respectively. Several interest rate options, including an adjusted LIBOR rate, are available to the Corporation on any amounts drawn on the line. Interest payments are due quarterly. The Corporation also pays a commitment fee of .25% per annum on the average daily unused portion of the line of credit. The line is collateralized by the issued and outstanding stock of the Bank. In addition, this agreement requires the maintenance of certain ratios and compliance with various other restrictive covenants.

In September of 2000, the Trust, which is wholly owned by the Corporation, issued $13,500,000 of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and from the issuance of related common securities of $418,000 were used by the Trust to purchase from the Corporation $13,918,000 Fixed Rate Junior Subordinated Debentures. The capital securities mature September 6, 2030, have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of the capital securities were used for general corporate purposes. The indenture, dated September 7, 2000, requires compliance with certain non-financial covenants.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

9. Stock Option and Award and Employee Benefit Programs

The Board of Directors of the Corporation adopted stock option plans for directors and key employees at the initial formation of the Bank in 1993. The Board of Directors authorized 130,000 shares in 1993, 90,000 shares in 1996, 150,000 shares in 1999, and an additional 120,000 during 2002 to be reserved for issuance under the Corporation's stock option plan. All of the options in these plans remain exercisable for a period of 10 years from the date of issuance, subject to the terms and conditions of the plans.

Shares subject to outstanding options are summarized as follows:

	December 31					
	2002		2001		2000	
	Options	**Weighted-Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**
Options outstanding at beginning of year	**315,500**	**$14.75**	316,500	$14.65	287,500	$13.95
New options granted	**115,057**	**27.58**	4,000	23.00	31,000	21.13
Options exercised	**(37,800)**	**12.25**	-	-	-	-
Options forfeited	**(1,200)**	**19.00**	(5,000)	15.33	(2,000)	19.00
Options outstanding at end of year	**391,557**	**$18.75**	315,500	$14.75	316,500	$14.65
Exercisable at year end	**260,300**	**$15.72**	241,800	$13.47	220,500	$13.01
Weighted-average fair value of options granted during the year		**$11.06**		$9.32		$9.77

As of December 31, 2002 total shares which may be purchased under the plans is 391,557 with option prices ranging from $10.00 to $27.75. The weighted-average remaining contractual life of those options is six years.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

9. Stock Option and Award and Employee Benefit Programs (continued)

The Board of Directors also approved a restricted stock plan in 1993. Shares reserved by the Corporation for the restricted stock plan include 50,000 shares in 1993, 20,000 shares in 1996, 40,000 in 1999 and an additional 55,000 shares in 2002. Under this plan, shares were issued in the proceeding years as detailed in the following table. The Corporation recorded each stock issuance in shareholders' equity with an offsetting contra-equity account, unearned compensation, equal to the fair market value of the shares at the grant date. The unearned compensation is amortized over the vesting period.

Fiscal Year Ended	Number of Shares Issued	Shares Forfeited	Unearned Compensation	Vesting Schedule	Date Fully Vested
1994	48,000	1,500	$ 604,500	50% - July 1, 1998 25% - January 1, 1999 25% - July 1, 2000	July 1, 2000
1997	19,500	700	242,332	20% per year	January 1, 2002
1998	1,000	–	14,000	20% per year	January 1, 2003
1999	36,000	2,000	646,000	5 yr. cliff	June 30, 2004
2000	5,000	–	100,000	5 yr. cliff	March 16, 2005
2001	3,000	–	69,000	5 yr. cliff	January 26, 2006
2002	1,500	–	37,500	5 yr. cliff	June 11,2006
2002	6,500	–	178,750	4 yr. Cliff	August 31, 2006
2002	30,800	500	845,200	5 yr. Cliff	June 20, 2007

In consideration of their efforts in organizing the Corporation and the Bank, two officers/directors of the Corporation were issued warrants on October 18, 1993 to purchase an additional 345,500 common shares. The warrants became exercisable, subject to certain regulatory conditions and restrictions, on October 18, 1994 and will remain exercisable for a period of ten years thereafter at a purchase price of $10 per share. During 1995, the Corporation issued warrants to purchase an additional 76,875 common shares at a purchase price of $12.50 to one officer/director. The 1995 warrants expire on July 20, 2005.

During 2002, certain officers/directors of the Corporation exercised their warrants/options to purchase 422,175 shares of common shares. The exercise price ranged from $10.00 to $22.50 with a weighted average exercise price of $10.66 and the weighted average fair market value of the stock was $26.05.

9. Stock Option and Award and Employee Benefit Programs (continued)

The Corporation has elected to follow APB 25 and related Interpretations in accounting for its director and employee stock options, restricted stock and warrants. Under APB 25, because the exercise price of the Corporation's director and employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

See Note. 1 for the pro forma information regarding net income and earnings per share as required by FASB Statement No. 123, which also requires that the information be determined as if the Corporation has accounted for its stock options, restricted stock and warrants granted under the fair value method of that Statement. The fair value for the options and warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted- average assumptions: a dividend yield of 0%; volatility factor of the expected market price of the Corporation's common stock of .001; and an expected life of the options of 10 years. The risk-free interest rate was estimated to be 5.2% to 5.66%, 5.33%, and 6.26% to 6.53% for 2002, 2001, and 2000, respectively. The fair value for the restricted stock is estimated to equal the fair value of unrestricted stock and be restricted for a weighted average of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's director and employee stock options, restricted stock and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director and employee stock options.

The Corporation has a trusteed 401(k) retirement savings plan covering substantially all employees and encouraging employee contributions. Employer contributions include Board of Director discretionary contributions and the matching of a portion of employee contributions. The Corporation expensed approximately $167,000, $146,000, and $98,000 for employer contributions to the plan during 2002, 2001, and 2000, respectively.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

10. Dividend and Loan Limitation and Regulatory Capital Ratios

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2002 or 2001 by the Bank to the Corporation. The Bank declared $650,000 and $0 dividends to the Corporation during 2002 and 2001, respectively.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of total qualifying capital to total adjusted asset (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and leveraged capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

10. Dividend and Loan Limitation and Regulatory Capital Ratios (continued)

The Bank's actual capital amounts and ratios are also presented in the following table.

	Actual		For capital adequacy purposes		To be well capitalized under *prompt corrective* action provisions	
As of December 31, 2002	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Tier 1 Risk-Based Capital	**$47,501,118**	**8.9%**	**$21,477,933**	**4.0%**	**$32,216,900**	**6.0%**
Total Risk-Based Capital	**54,219,332**	**10.1%**	**42,955,867**	**8.0%**	**53,694,834**	**10.0%**
Leveraged Capital	**47,501,118**	**6.6%**	**28,755,905**	**4.0%**	**35,944,882**	**5.0%**
As of December 31, 2001						
Tier 1 Risk-Based Capital	41,413,685	9.4%	17,717,936	4.0%	26,576,905	6.0%
Total Risk-Based Capital	46,956,098	10.6%	35,435,873	8.0%	44,294,841	10.0%
Leveraged Capital	41,413,685	6.2%	26,669,813	4.0%	33,337,265	5.0%

11. Related Parties

Certain directors and principal shareholders of the Corporation, including their families and companies in which they are principal owners, are loan customers of and have other transactions with the Corporation or its subsidiary in the ordinary course of business. The aggregate dollar amount of these loans was approximately $8,770,311 and $7,251,832 on December 31, 2002 and 2001, respectively. All of the loans made were on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The amounts do not include loans made in the ordinary course of business to companies in which officers or directors of the Corporation are either officers or directors, but are not principal owners, of such companies. During 2002, new loans to these parties amounted to $2,201,228 and repayments amounted to $682,749.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

12. Income Taxes

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense or benefit. The provision for income taxes consisted of the following:

	2002	2001	2000
Current tax expense	**$3,636,852**	$2,646,904	$2,262,449
Deferred tax benefit	**(636,573)**	(506,348)	(542,991)
	$3,000,279	$2,140,556	$1,719,458

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation.

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	**$2,862,615**	$2,371,437
Other	**590,068**	436,561
Total deferred tax assets	**3,452,683**	2,807,998
Deferred tax liability:		
Mortgage servicing rights	**(308,995)**	(293,952)
Other	**(333,296)**	(40,197)
Total deferred tax liabilities	**(642,291)**	(334,149)
Net deferred tax assets	**$2,810,392**	$2,473,849

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

13. Commitments and Contingencies

A summary of the contractual amount of commitments to extend credit is as follows:

	2002	2001
Commercial credit lines	**$104,949,477**	$ 88,237,003
Revolving home equity and credit card lines	**63,441,970**	61,865,125
Standby letters of credit	**11,116,928**	12,703,423
Other loans	**2,379,428**	2,041,660
	$181,887,803	$164,847,211

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer.

The Corporation has committed to invest $500,000 in the CSC Tax Credit Fund for the purpose of obtaining future tax credits. The investment funds will be used for the construction of low-income housing. The investment is non-interest bearing, and receipt of future tax credits are subject to the investee's fulfillment of requirements as set forth by the Indiana Housing Finance Authority. The Corporation expects to receive the investment principal in approximately 10-15 years. However, the receipt of the principal in the future is not guaranteed.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

14. Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values due to the short maturity of those assets.

Investment securities (including collateral mortgage obligations and stock in federal banks): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits: The fair values disclosed for demand deposits, including interest-bearing and non-interest bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

14. Fair Value of Financial Instruments (continued)

Security Repurchase Agreements: The carrying amounts of borrowings under repurchase agreements approximate their fair values due to variable interest rates.

FHLB Advances: The fair value of FHLB advances are based upon discounted cash flows using rates for similar advances with the same maturities.

Capital securities: The fair value of the preferred capital securities are based upon discounted cash flows using rates for similar securities with the same maturities.

Off-balances-sheet instruments: Due to variable interest rates, the fair value of commitments to extend credit approximate the carrying value.

The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

	2002		2001	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Assets				
Cash and due from banks	**$ 45,889,548**	**$ 45,889,548**	$ 34,844,360	$ 34,844,360
Federal funds sold	**18,177,463**	**18,177,463**	14,254,204	14,254,204
Reverse Repurchase Agreements	**5,000,000**	**5,000,000**	120,000,000	120,000,000
Investment securities available-for-sale	**83,990,335**	**83,990,335**	27,256,474	27,256,474
Investment securities held-to-maturity	**30,092,736**	**30,982,156**	8,390,651	8,561,105
Net loans	**521,684,217**	**525,006,358**	446,073,338	458,142,957
Stock in federal banks	**3,401,500**	**3,401,500**	3,401,500	3,401,500
Liabilities				
Deposits	**544,342,520**	**546,351,117**	506,125,363	508,364,621
Security Repurchase Agreements	**74,273,774**	**74,273,774**	68,351,632	68,351,632
FHLB advances	**48,000,000**	**50,671,440**	50,000,000	51,452,244
Capital securities	**13,500,000**	**14,866,537**	13,500,000	14,754,919
Off-Balance-Sheet Instruments				
Commitments to extend credit	–	–	–	–

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

15. Earnings Per Share

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares, nonvested stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock issuable under the assumed exercise of warrants and stock options granted under the Corporation's stock plans, using the treasury stock method. A computation of earnings per share follows:

	2002	**2001**	**2000**
Basic average shares outstanding	**2,288,715**	1,916,658	1,908,476
Net income	**$4,556,836**	$3,370,043	$2,649,749
Basic net income per common share	**$1.99**	$ 1.76	$ 1.39
Diluted			
Average shares outstanding	**2,288,715**	1,916,658	1,908,476
Nonvested restricted stock	**48,300**	27,600	28,920
Common stock equivalents			
Net effect of the assumed exercise of stock options	**77,518**	80,040	69,164
Net effect of the assumed exercise of warrants	**14,581**	149,521	138,227
Diluted average shares	**2,429,114**	2,173,819	2,144,787
Net income	**$4,556,836**	$3,370,043	$2,649,749
Diluted net income per common share	**$1.88**	$1.55	$1.24

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

16. Parent Company Financial Statements

The condensed financial statements of the Corporation, prepared on a parent company unconsolidated basis, are presented as follows:

Balance Sheet

	December 31	
	2002	**2001**
Assets		
Cash	**$ 7,313,809**	$ 642,034
Investment in subsidiaries	**48,517,856**	41,958,395
Other assets	**395,564**	389,000
Total assets	**$56,227,229**	$42,989,429
Liabilities and shareholders' equity		
Other liabilities	**$ 1,062,078**	$ 601,427
Subordinated debt	**13,918,000**	13,918,000
Total liabilities	**14,980,078**	14,519,427
Shareholders' equity	**41,247,151**	28,470,002
Total liabilities and shareholders' equity	**$56,227,229**	$42,989,429

Statements of Income

	Years ended December 31		
	2002	**2001**	**2000**
Interest income	**$ 65,119**	$ 58,222	$ 154,624
Interest expense	**1,443,674**	1,443,135	915,555
Other operating expenses:			
Unearned compensation amortization	**282,494**	206,343	299,303
Other expenses	**316,483**	285,162	52,661
Total other operating expenses	**598,977**	491,505	351,964
Net loss before tax benefit and equity in undistributed net income of The National Bank of Indianapolis	**(1,977,532)**	(1,876,418)	(1,112,895)
Tax benefit	**782,338**	756,260	490,356
Net loss before equity in undistributed net income of The National Bank of Indianapolis	**(1,195,194)**	(1,120,158)	(622,539)
Equity in undistributed net income of The National Bank of Indianapolis	**5,752,030**	4,490,201	3,272,288
Net income	**$4,556,836**	$3,370,043	$2,649,749

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

16. Parent Financial Statements (continued)

Statements of Cash Flows

	Years ended December 31		
	2002	**2001**	**2000**
Operating activities			
Net income	**$4,556,836**	$3,370,043	$ 2,649,749
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of The National Bank of Indianapolis	**(5,752,030)**	(4,490,201)	(3,272,288)
Income tax benefit from exercise of options & warrants	**2,562,990**	-	-
Stock compensation	**109,918**	110,000	-
Unearned compensation amortization	**282,494**	206,343	299,303
(Increase) decrease in other assets	**(6,564)**	49,019	(438,019)
Increase in other liabilities	**460,651**	106,341	382,895
Net cash provided by (used by) operating activities	**2,214,295**	(648,455)	(378,360)
Investing activities			
Capital contribution to The National Bank of Indianapolis	**(1,000,000)**	(1,000,000)	(5,500,000)
Dividends from The National Bank of Indianapolis	**650,000**	-	-
Capital contribution to NBIN Statutory Trust I	**-**	-	(418,000)
Net cash used by investing activities	**(350,000)**	(1,000,000)	(5,918,000)
Financing activities			
Proceeds from issuance of stock	**4,838,280**	105,396	95,820
Repurchase of stock	**(30,800)**	(44,550)	(46,000)
Proceeds of issuance of long-term debt	**-**	-	15,418,000
Repayment of long-term debt	**-**	-	(7,500,000)
Net cash provided by financing activities	**4,807,480**	170,846	7,967,820
Increase (decrease) in cash and cash equivalents	**6,671,775**	(1,587,609)	1,671,460
Cash and cash equivalents at beginning of year	**642,034**	2,229,643	558,183
Cash and cash equivalents at end of year	**$7,313,809**	$ 642,034	$ 2,229,643

The National Bank of Indianapolis Corporation

Notes to Consolidated Financial Statements (continued)

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

	March 31	June 30	September 30	December 31
2002				
Interest income	**$8,432,837**	**$8,761,125**	**$9,030,932**	**$8,870,406**
Interest expense	**3,825,423**	**3,633,413**	**3,432,602**	**3,170,139**
Net interest income	**4,607,414**	**5,127,712**	**5,598,330**	**5,700,267**
Provision for loan losses	**450,000**	**450,000**	**300,000**	**300,000**
Other operating income	**1,666,772**	**1,977,197**	**1,872,262**	**1,959,231**
Other operating expense	**4,559,236**	**4,543,060**	**5,055,581**	**5,294,193**
Net income before tax	**1,264,950**	**2,111,849**	**2,115,011**	**2,065,305**
Federal and state income tax	**509,484**	**837,032**	**838,048**	**815,715**
Net income after tax	**$ 755,466**	**$1,274,817**	**$1,276,963**	**$1,249,590**
Basic earnings per share	**$ 0.36**	**$ 0.54**	**$ 0.54**	**$ 0.55**
Diluted earnings per share	**$ 0.34**	**$ 0.51**	**$ 0.51**	**$ 0.52**
2001				
Interest income	$ 10,105,609	$ 10,088,267	$ 9,782,393	$ 8,825,137
Interest expense	5,735,933	5,621,096	5,192,694	4,403,137
Net interest income	4,369,676	4,467,171	4,589,699	4,422,000
Provision for loan losses	360,000	360,000	360,000	360,000
Other operating income	1,404,253	1,366,042	1,590,126	1,562,152
Other operating expense	4,045,373	4,059,737	4,389,298	4,326,112
Net income before tax	1,368,556	1,413,476	1,430,527	1,298,040
Federal and state income tax	528,263	554,708	552,362	505,223
Net income after tax	$ 840,293	$ 858,768	$ 878,165	$ 792,817
Basic earnings per share	$ 0.44	$ 0.45	$ 0.46	$ 0.41
Diluted earnings per share	$ 0.39	$ 0.40	$ 0.40	$ 0.36

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

KATHRYN G. BETLEY
Ms. Betley, a director, is the chairperson of the board, secretary and co-owner of Romancing the Seasons, a retail store located in Indianapolis. Ms. Betley also is chairperson of the board of Voluntary Enterprises, Inc., a subsidiary of Community Hospitals Foundation, Inc., which develops and manages surgery centers.

JAMES M. CORNELIUS
Mr. Cornelius, a director, is the non-executive chairman of the board of directors of Guidant Corporation, a leading cardiac and vascular medical device company.

DAVID R. FRICK
Mr. Frick, a director, is the executive vice president and chief legal and administrative officer of Anthem, Inc. (a health care management and health insurance company).

ANDRE B. LACY
Mr. Lacy, a director, is the chairman and chief executive officer of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Distribution, Inc.; Major Video Concepts; Tucker-Rocky Distributing; Answer Products, Inc.; and FinishMaster, Inc.

G. BENJAMIN LANTZ, JR
Dr. Lantz, a director, was president of the University of Indianapolis from 1988 through May 1998. He is currently retired and serves as an independent consultant.

WILLIAM J. LOVEDAY
Mr. Loveday, a director, retired as the president and chief executive officer of Clarian Health Partners, Inc. in 2002.

MICHAEL S. MAURER
Mr. Maurer, the chairman of the board of the Corporation and the Bank, is chief executive officer and fifty percent owner of MYSTAR Corp., a broadcasting company which owns Indianapolis radio stations WTPI-FM, WZPL-FM and WMyS-AM, and is the chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns *The Indianapolis Business Journal, The Court and Commercial Record, Indiana Lawyer, and Senior Beacon.*

MORRIS L. MAURER
Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

PHILIP B. ROBY
Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank.

TODD H. STUART
Mr. Stuart, a director, is vice president of Stuart's Household Furniture Moving & Storage, Inc., responsible for sales and daily operations.

DEBRA L. ROSS
Ms. Ross is the chief financial officer of the Corporation and the Bank.